TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 September 2003

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>Peter Caillard</u>
General Counsel and Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

5 September 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP INTRODUCES NEW DIVIDEND REINVESTMENT PLAN

Further to the company's announcement on 13 August 2003, the Directors have decided to terminate the existing, inoperative Dividend Reinvestment Plan (DRP) and introduce a new DRP to commence operation for the next interim dividend scheduled for March 2004.

The DRP will enable participating shareholders to reinvest dividends declared by TABCORP in additional TABCORP shares at an initial 2.5% discount to the average of the daily volume weighted average share price of TABCORP shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of ten business days beginning on the second business day after the relevant dividend record date.

The DRP will generally be available for all holders of TABCORP shares, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country.

Information regarding the DRP will be sent to shareholders in due course with instructions as to how shareholders can elect to participate in the DRP.